                                                                     Exhibit 7.1



                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Directors of
Verity, Inc.:


We have audited the accompanying balance sheets of the Keyview Operations of FTP Software, Inc. ("the Company") as of December 31, 1995 and 1996 and the related statements of operations, statements of parent company investment and divisional equity and statements of cash flows for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Keyview Operations of FTP Software, Inc. as of December 31, 1995 and 1996, and the related results of its operations and its cash flows for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

On March 1, 1995, the Company was acquired by FTP Software, Inc. ("FTP") as part of the acquisition of Keyword Office Technologies Ltd. and from March 1, 1995 to May 30, 1997, the Company was a subsidiary of FTP. On May 30, 1997, the Company was sold to Verity Inc. As explained in Note 2 to the financial statements, certain of the costs and expenses presented in the financial statements represent intercompany allocations and management estimates of the costs of services provided by FTP. As a result, the financial statements presented may not be indicative of the financial position or results of operations that would have been achieved had the Company operated as a nonaffiliated entity.

                                   Coopers & Lybrand L.L.P.

Boston, Massachusetts
July 30, 1997

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.

                                 BALANCE SHEETS

                  December 31, 1995 and 1996 and March 31, 1997
                                 (in thousands)


                                                        DECEMBER 31,   MARCH 31,
                                                       -------------     ----
                   ASSETS                              1995     1996     1997
                                                       ----     ----     ----
                                                                     (unaudited)
Current assets:
    Cash                                               $179     $285     $ 37
    Prepaid expenses and other current assets            20       14       20
    Inventory                                            48       21       23
                                                       ----     ----     ----
            Total current assets                        247      320       80

Property and equipment, net (Note 3)                    321      291      273
                                                       ----     ----     ----
            Total assets                               $568     $611     $353
                                                       ====     ====     ====

            LIABILITIES AND DIVISIONAL EQUITY

Current liabilities:
    Accounts payable and accrued expenses              $228     $107     $ 75
    Deferred revenue                                     17       34       35
                                                       ----     ----     ----
            Total current liabilities                   245      141      110

Commitments and contingencies (Note 5)

Parent company investment and divisional equity         323      470      243
                                                       ----     ----     ----
            Total liabilities and divisional equity    $568     $611     $353
                                                       ====     ====     ====


    The accompanying notes are an integral part of the financial statements.

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

for the years ended December 31, 1995 and 1996 and the three-month periods ended
                     March 31, 1996 and 1997 (in thousands)

                                               YEARS ENDED           THREE MONTHS ENDED
                                               DECEMBER 31,               MARCH 31,
                                          --------------------      --------------------
                                            1995         1996         1996         1997
                                          -------      -------      -------      -------
                                                                         (UNAUDITED)
Revenue:
    Product revenue                       $   364      $   695      $   114      $   311
    Service revenue                             6           30            5           11
                                          -------      -------      -------      -------
            Total revenue                     370          725          119          322
                                          -------      -------      -------      -------
Cost of revenue:
    Product cost                               40           58            9           21
    Service cost                              122          122           34           48
                                          -------      -------      -------      -------
            Total cost of revenue             162          180           43           69
                                          -------      -------      -------      -------
Gross margin                                  208          545           76          253
                                          -------      -------      -------      -------
Operating expenses:
    Sales, general and administrative       1,560        1,679          601          502
    Product development                     1,587          906          256          293
                                          -------      -------      -------      -------
            Total operating expenses        3,147        2,585          857          795
                                          -------      -------      -------      -------
Loss from operations                       (2,939)      (2,040)        (781)        (542)

Interest income                                24            9            2            1
                                          -------      -------      -------      -------
Net loss                                  $(2,915)     $(2,031)       $(779)       $(541)
                                          =======      =======      =======      =======

    The accompanying notes are an integral part of the financial statements.

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.

                          STATEMENTS OF PARENT COMPANY
                        INVESTMENT AND DIVISIONAL EQUITY

for the years ended December 31, 1995 and 1996 and the three-month period ended
                         March 31, 1997 (in thousands)

                                                                THREE-MONTHS
                                                  YEARS ENDED      ENDED
                                                  DECEMBER 31,    MARCH 31,
                                                ---------------    ------
                                                 1995     1996      1997
                                                ------   ------    ------
                                                                 (Unaudited)
Balance, beginning of period                    $  126   $  323    $  470

    Net loss                                    (2,915)  (2,031)     (541)
    Net transfers from FTP Software, Inc.        3,112    2,178       314
                                                ------   ------    ------

Balance, end of period                          $  323   $  470    $  243
                                                ======   ======    ======

    The accompanying notes are an integral part of the financial statements.

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                            STATEMENTS OF CASH FLOWS

for the years ended December 31, 1995 and 1996 and the three-month periods ended
                     March 31, 1996 and 1997 (in thousands)

                                                             YEARS ENDED           THREE MONTHS ENDED
                                                             DECEMBER 31,                MARCH 31,
                                                         --------------------      --------------------
                                                           1995         1996         1996         1997
                                                         -------      -------      -------      -------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
    Net loss                                             $(2,915)     $(2,031)     $  (779)     $  (541)
    Adjustments to reconcile net loss
      to net cash used for operating activities:
    Depreciation                                              59          105           25           30
    Changes in operating assets and liabilities:
      Prepaid expenses and other current assets              (17)           6           (9)          (6)
      Inventory                                              (48)          27           25           (2)
      Accounts payable and accrued expenses                  131         (121)         (36)         (33)
      Deferred revenue                                        17           17           15            1
                                                         -------      -------      -------      -------
            Net cash used for operating activities        (2,773)      (1,997)        (759)        (551)
                                                         -------      -------      -------      -------
Cash flows from investing activities:
    Purchase of property and equipment                      (160)         (75)        --            (24)
    Proceeds from sale of property and equipment            --           --           --             13
                                                         -------      -------      -------      -------
            Net cash used for investing activities          (160)         (75)        --            (11)
                                                         -------      -------      -------      -------
Cash flows from financing activities:
    Net advances from parent                               3,112        2,178          718          314
                                                         -------      -------      -------      -------
Net (decrease) increase in cash and cash equivalents         179          106          (41)        (248)

Cash and cash equivalents, beginning of period              --            179          179          285
                                                         -------      -------      -------      -------
Cash and cash equivalents, end of period                 $   179      $   285      $   138      $    37
                                                         =======      =======      =======      =======


    The accompanying notes are an integral part of the financial statements.

                     KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                          NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF OPERATIONS INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS:

       On May 30, 1997, Verity, Inc. acquired substantially all of the assets and liabilities of the Keyview Operations of FTP Software, Inc., for approximately $1.5 million in cash. Prior to the acquisition by FTP Software, Inc. ("FTP" or "Parent") of Keyword Office Technologies Ltd. ("Keyword") on March 1, 1995, Keyword was an independent company. The accompanying balance sheets, statements of operations, statements of parent company investment and divisional equity and statements of cash flows present the carved-out portion of the Keyview Operations of FTP Software, Inc. This carved-out portion is herein referred to as the "Company". Certain expenses are the result of allocations of total expenses incurred by FTP. The Company has incurred losses for the last two years, however, Verity Inc. has agreed to guarantee any cash flow shortfalls arising from the operation of the Company through at least August 1998. Accordingly, the accompanying financial statements may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future, or what they would have been had the Company been a separate entity during the periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES:

          BASIS OF PRESENTATION

              ALLOCATION OF COST OF REVENUE

              Cost of revenue, which was primarily related to the Company's Canadian operations, was allocated based on specific payroll data.

              ALLOCATION OF OPERATING EXPENSES

              Expenses have been allocated based on a variety of methods depending on the nature of the expense. The Company allocated general and administrative expenses of FTP based on headcount equivalents. The Company's revenue was used to apply this equivalent to determine the total general and administrative expenses related to the Company. The Company allocated selling expenses of FTP based on the Company's revenue amounts for each period presented.

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


              In addition, operating expenses, including product development, related to the Company's Canadian operations were allocated based on actual payroll data and management's estimates of time by department.

              Management believes that the cost of revenue and operating expenses allocated to the Company using these methods are reasonable.

          REVENUE RECOGNITION

          Revenue is generally recognized from the license of software upon shipment when collection of the resulting receivable is deemed probable. At the time the Company recognizes revenue from licensed software products, no significant vendor or post-contract support obligations remain. Service revenue includes revenue from support, training and consulting. Payments received in advance for support contracts are initially recorded as deferred revenue and are recognized ratably over the term of the contract, typically one year.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates included in these financial statements are the allocations of corporate expenses from FTP. Actual results may differ from estimates.

          RISKS AND UNCERTAINTIES

          The Company is subject to risks common to companies in the software industry, including but not limited to, development by its competitors of new technology, dependence on key personnel and protection of proprietary technology.

          The Company sells its products outside the United States primarily through a network of resellers in North and South America, Europe, the Middle East, Canada, and Asia Pacific. In the United States, the Company distributes its products through multiple channels, including direct sales, value-added resellers, systems integrators, OEMs and distributors.

          INVENTORIES

          Inventories, consisting of finished goods and raw materials are stated at the lower of cost, determined on a first-in, first-out basis, or market.


                                   Continued

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Inventories consist of the following (in thousands):

                                                  DECEMBER 31,
                                                  ------------
                                                  1995    1996
                                                  ----    ----
                 Raw materials                     $28     $ 9
                 Finished goods                     20      12
                                                   ---     ---
                                                   $48     $21
                                                   ===     ===


          PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from four to seven years.

          Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or other disposition of assets, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in net loss.

          FOREIGN CURRENCY TRANSLATION

          Assets and liabilities of the Canadian operations are translated into U.S. dollars at period-end rates of exchange. Expenses are translated into U.S. dollars at average rates of exchange for the period. Resulting translation adjustments are immaterial for all periods presented. Gains and losses from foreign currency transactions, which are immaterial, are included in net loss.

          PARENT COMPANY INVESTMENT AND DIVISIONAL EQUITY

          A significant portion of the Company's operating expenses are incurred by FTP and charged to the Company. Additionally, the Company's receivables are collected by FTP as they appear on FTP's overall invoices. All such intercompany charges and accounts receivable are recorded as a component of divisional equity.

          ACCOUNTING FOR STOCK-BASED COMPENSATION

          FTP adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," during 1996. This Statement defines a fair value based method of accounting for stock-based employee compensation and requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments or provide pro forma disclosure of net income
          (loss) and net income (loss) per share in the notes to the financial statements. FTP elected to continue measuring compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. As such, the adoption of this Statement has no effect on the Company's actual


                                   Continued

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


          results of operations. The pro-forma amount allocable to the Company is not material for the years ended December 31, 1995 and 1996.

          PRODUCT DEVELOPMENT COSTS

          Costs related to research, design and development of computer software are charged to product development expense as incurred. The Company capitalizes eligible software costs incurred after technological feasibility of the product has been established, which is generally demonstrated by the initial beta release. The capitalizable costs of internally developed software to date have not been material.

          In March 1995, FTP acquired substantially all of the assets of Keyword for approximately $2.4 million. The transaction was accounted for as a purchase. FTP allocated approximately $1.3 million primarily to completed technology, which is not related to the product's of the Company and therefore is not included in the accompanying financial statements of the Company. In addition, FTP allocated approximately $1.1 million to in-process technology for products being developed for the Keyview product, which has been charged to product development expense of the Company for the year ended December 31, 1995.

          INCOME TAXES

          Deferred income tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that are expected to result in taxable or deductible amounts in future years. The Company periodically evaluates the realizability of its deferred tax assets. A valuation allowance against net deferred tax assets is established if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. On a stand-alone basis, the Company had losses before income taxes. No estimated income tax benefits have been reflected for these losses. For income tax purposes, the Company's results have been consolidated with the results of FTP and, accordingly, there is no net operating loss carryforward available to the Company.

          UNAUDITED INTERIM PERIOD FINANCIAL STATEMENTS

          In the opinion of management, the unaudited interim financial statements contain all adjustments which are of a normal recurring nature, necessary to present fairly the Company's results of operations and cash flows for the three-month periods ended March 31, 1996 and 1997. Interim financial results are not necessarily indicative of operating results for the entire year.


                                   Continued

                     KEYVIEW OPERATIONS OF FTP SOFTWARE INC.
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


3. PROPERTY AND EQUIPMENT:

          Property and equipment consist of the following (in thousands):

                                                                     MARCH 31
                                                  DECEMBER 31,         1997
                                                 1995       1996   (UNAUDITED)
                                                -----      -----      -----
       Furniture and fixtures                   $  87      $  97      $ 100
       Computer equipment and software            293        358        367
                                                -----      -----      -----
                                                  380        455        467
       Accumulated depreciation                   (59)      (164)      (194)
                                                -----      -----      -----
                                                $ 321      $ 291      $ 273
                                                =====      =====      =====

          Depreciation expense was $59,000 and $105,000 for the years ended December 31, 1995 and 1996, respectively.


4. PROFIT SHARING RETIREMENT PLAN:

          FTP sponsored a profit-sharing retirement plan for eligible employees of the Company, established under the Canadian provisions of a Registered Retirement Savings Plan. The employer contribution is defined under the Canadian provisions of a Registered Deferred Profit Sharing Plan (the "Plan"). The Company did not participate in the Plan in 1995. Participants may defer a portion of their annual compensation (between 0% and 12%) on a pre-tax basis up to a maximum of approximately $5,500 per year. Contributions by FTP to the Plan are at the discretion of FTP's Board of Directors but limited to 50% of employee contributions. FTP's contribution amounted to approximately, $0 and $71,000 for the years ended December 31, 1995 and 1996, respectively, related to the Company.

          FTP does not currently offer post-retirement or post-employment benefits.


                                   Continued

                    KEYVIEW OPERATIONS OF FTP SOFTWARE, INC.
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


5. COMMITMENTS AND CONTINGENCIES:

          The Company leases its administrative office facility under a long-term noncancelable operating lease agreement expiring on February 28, 1998. The agreement generally requires the payment of utilities, real estate taxes, insurance and repairs. Total rent expense for the years ended December 31, 1995 and 1996 amounted to approximately $55,000 and $60,000, respectively.

          At December 31, 1996, future minimum annual rental payments required under the operating lease agreement are as follows (in thousands):

           1997                     $46
           1998                       7
                                  -----
                                    $53
                                  =====


          In September 1994, Keyview entered into a joint software development contract with a French distributor. The agreement stated that an unrelated French company would earn a royalty on future sales of the jointly developed product. The agreement also included a penalty clause if sales did not reach a specified sales amount by May 31, 1998. During 1996, the French distributor entered bankruptcy and therefore stopped development. The specified sales amount was never achieved. To date, there has been no enforcement of this penalty clause and management believes that future claims are unlikely.


6. SIGNIFICANT CUSTOMERS:

          No single customer accounted for more than 10 percent of the Company's total revenue for the years ended December 31, 1995 and 1996.